





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Fidelity Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Cameron Parkway
(No. and Street)

Oklahoma City	OK	73114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shirley Williams 405-523-5397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 N. Broadway Ave, Suite 3250	Oklahoma City	OK	73102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Shirley Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Fidelity Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DORENE GALLANT NOTARY # 06010700 EXP. 11/02/22 PUBLIC STATE OF OKLAHOMA

Shirley Williams
Signature

Chief Financial Officer
Title

Dorene Gallant
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedules

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents



Deloitte & Touche LLP

100 N. Broadway
Avenue Suite 3250
Oklahoma City, OK
73102 USA

Tel: 918-560-1400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of American Fidelity Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the "Company") (a wholly-owned subsidiary of American Fidelity Assurance Company) as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

The Company engages in various related-party transactions with affiliates under common control as discussed in Note 2 to the financial statements. The accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

1

Report on Supplemental Schedules

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 12, 2021

We have served as the Company's auditor since 2020.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	867
Certificates of deposit at fair value		54,000
Accrued interest receivable		133
Accrued fees receivable		20,992
Total assets	$	75,992

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable-general	$	933
Accrued expense payable-parent		15,184
Accrued expense payable-affiliated		4,875
Total liabilities		20,992
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		45,000
Total stockholder's equity		55,000
Total liabilities and stockholder's equity	$	75,992

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Operations

Year ended December 31, 2020

Revenues:		
Fees for variable annuity insurance contracts	$	1,881,974
Interest		844
		1,882,818
Expenses:		
Fees to affiliated service providers		1,642,928
Regulatory fees and expenses		239,890
		1,882,818
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2020

		Common stock	Additional paid-in capital	Total stockholder's equity
Balance, December 31, 2019	$	10,000	45,000	55,000
Net income		—	—	—
Balance, December 31, 2020	$	10,000	45,000	55,000

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash used in operating activities:		
Decrease in accrued interest receivable		665
Increase in accrued fees receivable		(2,817)
Increase in accounts payable - general		933
Increase in accrued expenses - parent		1,723
Increase in accrued expenses - affiliated		161
Net cash provided by operating activities		665
Cash flows from investing activities:		
Proceeds from matured certificates of deposit		54,000
Purchases of certificates of deposit		(54,000)
Net cash provided by investing activities		—
Net increase in cash		665
Cash, beginning of year		202
Cash, end of year	$	867

See accompanying notes to financial statements.

6

AMERICAN FIDELITY SECURITIES, INC.

Notes to Financial Statements

December 31, 2020

(1) Organization and Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA. The Company also acts as the broker-dealer for other variable annuity products for an affiliated entity.

(a) *Basis of Presentation*

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The Company is a registered broker-dealer and applies the specialized accounting and reporting guidance in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 940 - Financial Services – Brokers and Dealers.

(b) *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less.

(d) *Investments*

The Company groups its financial assets measured at fair value in three levels, based on inputs and assumptions used to determine the fair value. These levels are: Level 1 – quoted prices in active markets for identical securities. Level 2 – other significant observable inputs. Level 3 – significant unobservable inputs. The Company's certificates of deposit are carried at cost, which approximates fair value due to the short period of time to maturity and are considered a Level 2 measurement.

(e) *Revenue Recognition*

Revenues from fees for variable annuity insurance contracts consist of underwriting income, which is comprised of sales, distribution, withdrawal and policy maintenance charges. Revenues from policy maintenance charges are recognized over time when the performance obligation is satisfied which equated to $546,693. All other revenues, recorded on a trade-date basis, are recognized at a point in time when control of the promised services is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services and equated to $1,336,125. Accrued fees receivable is derived from revenue sharing and concessions earned on 2020 business activity. During the year ended December 31, 2020, fees from the Funds and affiliates were $1,724,330 and fees from other non-affiliated entities were $157,644.

7

(f) *Income Taxes*

No provision for income taxes was recognized because the Company's revenues equals the expenses incurred, and because the tax basis of its assets and liabilities equal the book basis. The Company is included in the American Fidelity Corporation and Subsidiaries consolidated Federal income tax return.

The Company recognizes and measures unrecognized tax positions in accordance with FASB ASC 740 – Income Taxes. The Company has no unrecognized tax positions at December 31, 2020.

As of December 31, 2020, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

The tax years 2017 through 2020 remain open to examination by the U.S. Federal jurisdiction and various states to which the Company is subject. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(2) Related Party Transactions

The Company receives underwriting income from AFA based on the variable annuity insurance contracts issued by AFA to participants in the Funds.

The Company has an Expense Management Service Agreement (Agreement) with its parent, AFA. Under the Agreement, AFA provides general administrative resources and services to the Company including employees, professional services support, facilities and related expenses and income taxes. Additionally, under the Agreement, AFA agrees to pay expenses in connection with the Company acting as, and being registered as, a broker dealer. These fees include regulatory and professional fees billed directly to the Company for which the Company is directly liable. In return, the Company will pay to AFA its net revenues on hand to assist with expenses borne by AFA related to the variable annuity business.

During 2020, the Company received underwriting income of $1,668,982 and incurred expenses of $1,587,580 for services AFA provided under the Agreement. The company received income of $55,348 from an affiliated entity for other variable annuity products. As of December 31, 2020, there was an accrued payable of $15,184 due to AFA and $4,875 due to an affiliate from the Company.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Broker-dealers that transact business only in investment company shares and variable annuities and that do not receive customer moneys or securities must maintain net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company has net capital of $54,571 as of December 31, 2020.

(4) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2020.

(5)   Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. Management is not aware of any such actions which are probable and estimable of loss as of and for the year ended December 31, 2020. Any legal costs or judgments against the Company that exceed its required minimum capital would be funded by the management agreement between the Company and AFA.

(6)   Subsequent Events

The Company has evaluated subsequent events through February 12, 2021, the date the financial statements were available to be issued.

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2020

Computation of net capital:

Total stockholder's equity	$	55,000
Total stockholder's equity qualified for net capital		55,000
Total capital		55,000
Deductions:		
Nonallowable receivables		273
Net capital before haircuts		54,727
Haircuts on securities		156
Net capital		54,571
Computation of net capital requirement:		
Minimum dollar net capital requirement (6.67% of total indebtedness or $5,000, whichever is greater)		5,000
Excess net capital	$	49,571
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum net capital)	$	48,571
Computation of aggregate indebtedness:		
Total liabilities (from Statement of Financial Condition)	$	20,992
Percentage of aggregate indebtedness to net capital		38%

There were no differences between the Computation of Net Capital Pursuant to Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2020.

AMERICAN FIDELITY SECURITIES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(1) of the Rule.



American Fidelity Securities, Inc.
a different opinion
Member FINRA

February 12, 2021

AMERICAN FIDELITY SECURITIES, INC. EXEMPTION REPORT

American Fidelity Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year.

American Fidelity Securities, Inc.

I, Shirley Williams, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Shirley Williams [signature]

Shirley Williams
Assistant Vice President
Chief Financial Officer



Deloitte & Touche LLP

100 N. Broadway
Avenue Suite 3250
Oklahoma City, OK
73102 USA

Tel: 918-560-1400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of American Fidelity Securities, Inc.

We have reviewed management's statements, included in the accompanying American Fidelity Securities, Inc. Exemption Report, in which (1) American Fidelity Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2020, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 12, 2021